

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

Via E-mail
Mr. Dennis R. Vigneau
Senior Vice President and Chief Financial Officer
Fidelity & Guaranty Life
1001 Fleet Street, 6th Floor
Baltimore, Maryland 21202

> **Re:** **Fidelity & Guaranty Life**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 19, 2014 and Amended December 12, 2014**
> **File No. 1-36227**

Dear Mr. Vigneau:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant